Exhibit 99.1

SilverCrest Announces Q2 Production
173,000 Ounces Silver and 3,995 Ounces Gold

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC - July 17, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce silver and gold production results from its 100% owned Santa Elena Mine located in Sonora, Mexico, for the second quarter (Q2) of 2014. The Santa Elena Mine is currently transitioning from an open pit heap leach to a conventional 3,000 tonne per day (tpd) mill facility and underground operation. As a result, projected and actual production for the quarter were lower than that of the comparable quarter of 2013. An update on the commissioning activities is provided below. For additional information and to view photos and videos, please visit the Company’s website at www.silvercrestmines.com.

Production Highlights of Q2, 2014, vs. Q2, 2013;

•	Silver production of 173,000 ounces; an 11% decrease.
•	Gold production of 3,995 ounces; a 46% decrease.
•	Silver equivalent(1) production of 412,700 ounces; a 38% decrease.
•	Bullion inventory at quarter-end included 68,530 oz silver and 1,304 oz gold.
•	New mill started up in May with commissioning throughout June; average June throughput of 1,166 tpd.
•	Closure of the open pit and phasing out of the heap leach operation.

N. Eric Fier, President and COO stated; “As expected, Santa Elena’s second quarter production was lower than the first quarter of 2014 as a result of closing the open pit ahead of schedule, phasing out production from the heap leach operation and starting up the new processing facility. There are always challenges when transitioning from an open pit, heap leach operation to an underground mine and milling circuit, but we are fortunate to have dedicated commissioning and operating teams that have consistently delivered steady progress towards full mill and underground production. Our current focus is to continue to address commissioning issues as they arise to assure the nameplate design capacity of 3,000 tpd continuous throughput is achieved by early August.”

Santa Elena Mine Operating Statistics:	Q2 2014	Q2 2013	% Change	Q1 2014	% Change
Silver ounces produced	173,000	194,022	-11%	201,101	-14%
Gold ounces produced	3,995	7,463	-46%	7,545	-47%
AgEq ounces produced (1)	412,700	665,684	-38%	653,801	-37%

Silver ounces sold	163,026	181,398	-10%	198,800	-18%
Gold ounces sold	4,743	7,375	-36%	7,650	-38%
AgEq ounces sold (1)	447,606	647,504	-31%	657,800	-32%

Ag : Au Ratio (1)	60.0:1	63.2:1	-5%	60.0:1	0%

(1) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

As projected, metal production for Q2, 2014 was down 14% and 47% for silver and gold, respectively, compared to Q1, 2014. The decrease in silver and gold production was primarily related to the closure of the open pit on April 4, 2014, three months ahead of schedule, and subsequent reduced production from the leach pad.

The mill is currently running at approximately 2,130 tpd on a continuous basis, and is undergoing further fine-tuning during ramp up to 3,000 tpd. As planned, the mill feed during the commissioning period has come from the leach pad reserve (“pad ore”), with blending of higher grade underground ore to start during Q3, 2014. Approximately, 40,100 tonnes of pad ore was milled up to June 30, grading 0.79 gpt Au and 54.1 gpt Ag, which is approximately 25% higher for gold and 50% higher for silver compared to budgeted grades of 0.63 gpt Au and 36.0 gpt Ag. In June, the new mill produced 48,992 ounces of silver and 901 ounces of gold. Preliminary recovery estimates for the new mill indicate that the design recoveries of 92% of Au and 67.5% of Ag will be reached as the circuit achieves its steady-state 3,000 tpd throughput.

SilverCrest continues ore development on five levels in the underground mine. During the second quarter, approximately 29,000 tonnes of development ore were mined and stockpiled for future mill processing. The ore grade is 1.53 gpt Au and 111.6 gpt Ag, which is consistent with current reserve models. All underground production equipment purchased by the Company is on site. SilverCrest personnel will undertake all production mining from Avoca stopes (mining from the bottom up with subsequent back-filling), and all development work will continue to be done by a contractor. Production stoping is scheduled to begin in late July.

Current market guidance of 3.3 to 3.6 million AgEq ounces for 2014 remains unchanged, since the second half of 2014 is expected to be heavily weighted with significantly higher metal recoveries, and full production through the mill. Market production guidance will be reviewed for possible revisions once mill commissioning is complete and underground stope production is underway.

Second Quarter Financial Results Release:

The Company plans to issue its second quarter financial results on Thursday, August 14, 2014.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per year over the current projected mine life. Major expansion and commissioning of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena, and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s material properties being located in Mexico, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1